Room 4561

February 12, 2007

Mr. Terrence DeFranco
Chief Executive Officer
Edentify, Inc.
74 West Broad Street
Suite 350
Bethlehem, Pennsylvania 18018

Re: Edentify, Inc.
Amendment No. 2 to Registration Statement on Form SB-2 filed February 7, 2007
File No. 333-139110

Dear Mr. DeFranco:

We have reviewed your amended filing and response letter and have the following comments.

Registration Statement on Form SB-2

1.   We note your Item 8.01 Form 8-K filed February 5, 2007 and your revised disclosure on page 20 regarding your acquisition of Zelcom. Please advise us of the basis for disclosing your acquisition pursuant to Item 8.01 of Form 8-K. Please also advise us whether financial statements for Zelman are required pursuant to Rule 310(c) of Regulation S-B. Please note that unless Rule 310(c)(3)(iv) is available your registration statement will not be declared effective until the financial information required by Rule 310(c) is provided. If applicable, please provide us your analysis with respect to the availability of Rule 310(c)(3)(iv).

Executives' Annual and Long-term Compensation, page 32

2.   We note your revised executive compensation disclosure. It does not appear, however, that executive compensation information for fiscal year 2006 has been provided. During the transition of our new executive compensation disclosure requirements, only executive compensation for fiscal year 2006 need be disclosed pursuant to the new requirements. Please see Section VII of Release No. 33-8732A. We note, however, that you have already provided disclosure in compliance with our new disclosure requirements for your fiscal year 2005. Accordingly, please provide compensation disclosure for your last two completed fiscal years pursuant to Item 402(b)(1) of Regulation S-B in accordance with

our new disclosure requirements. Please see Question 8 of our Executive Compensation and Related Person Disclosure Transition Questions and Answers for additional guidance.

3.   We note your disclosure of the value of the option awards granted to your executive officers. Please note that pursuant to Release No. 33-8765, "the dollar amount of compensation cost recognized over the requisite service period, as described in FAS 123R, will be the amount reported in the Stock Awards and Option Awards columns in the Summary Compensation Table." Accordingly, please revise to disclose the compensation cost recognized in the applicable year for the option awards disclosed for your officers. Further, please provide the dollar value of your officer's total compensation pursuant to Item 402(b)(2)(x) of Regulation S-B.

Exhibit 5.1

4.   We note your response to comment 8 of our letter dated January 31, 2007 that "only the shares to Bushido and Gamma…were actually issued." Counsel's opinion does not appear to address the validity of any shares that are issued and outstanding. If your registration statement registers shares for resale that are currently issued and outstanding, please revise counsel's opinion to specifically address such shares.

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You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Kenneth R. Vennera, Esq.
        Facsimile: (610) 814-6836